Exhibit 4.15
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2024, Plains GP Holdings, L.P. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its Class A shares representing limited partner interests, which are described in this Exhibit. The following definitions are used in this Exhibit:

• “our,” “we,” “us,” “the Partnership” or “Plains GP Holdings, L.P.” refers to Plains GP Holdings, L.P., the registrant itself, or to Plains GP Holdings, L.P. and its operating subsidiaries collectively, as the context requires (we currently have no operating activities apart from those of PAA; accordingly, any references to “we,” “our” and similar terms describing assets, business characteristics or other related matters refer to PAA’s assets, business characteristics or other matters involving PAA’s assets and operating activities);
•“PAA” refers to Plains All American Pipeline, L.P. (Nasdaq: PAA), individually, or to Plains All American Pipeline, L.P. and its operating subsidiaries collectively, as the context requires;
•“PAA GP” refers to PAA GP LLC, the general partner of PAA;
•“AAP” refers to Plains AAP, L.P., which owns a 100% membership interest in PAA GP;
•“GP LLC” refers to Plains All American GP LLC, the general partner of AAP;
•our “general partner” refers to PAA GP Holdings LLC;
•our “partnership agreement” refers to the Second Amended and Restated Agreement of Limited Partnership of Plains GP Holdings, L.P., as it may be amended from time to time;
•“Legacy Owners” refers to owners of AAP immediately prior to our initial public offering (our “IPO”);
•our “Simplification Agreement” refers to the Simplification Agreement entered into on July 11, 2016 with our general partner, GP LLC, AAP, PAA GP and PAA, pursuant to which the parties agreed to, among other things, eliminate PAA’s incentive distribution rights and the economic rights associated with PAA’s general partner interest;
•our “Omnibus Agreement” refers to the Omnibus Agreement entered into on November 15, 2016 with our general partner, GP LLC, AAP, PAA GP and PAA in connection with the closing of the transactions contemplated by the Simplification Agreement, pursuant to which the parties agreed to, among other things, the maintenance of a one-to-one relationship between the number of our outstanding Class A shares and the number of PAA common units we indirectly own through AAP and the payment by PAA or reimbursement of our general partner, us and our subsidiaries (other than PAA and its subsidiaries) for all direct and indirect expenses incurred (other than income taxes incurred by us or our subsidiaries (other than PAA and its subsidiaries)); and
•“affiliates” of our general partner do not include the Legacy Owners.

DESCRIPTION OF OUR SHARES

Our Share Structure

Our partnership agreement provides for three classes of shares, Class A shares, Class B shares and Class C shares, each of which represents limited partner interests in us. The holders of our Class A and Class B shares are entitled to exercise the rights or privileges available to limited partners under our partnership agreement, but only holders of our Class A shares are entitled to participate in our distributions. The Class C shares represent a non-economic limited partner interest and serve as a pass-through voting mechanism through which PAA, as the sole holder of the Class C shares, votes at the direction and on behalf of PAA common and Series A preferred unitholders in director elections. For a description of the rights and preferences of holders of our Class A shares in and to our distributions, please read “Our Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Description of Our Partnership Agreement.”

Our Class A shares are listed on the Nasdaq Global Select Market under the symbol “PAGP”; we do not intend to list the Class B shares or the Class C shares on any stock exchange. All of our Class B shares are owned by the Legacy Owners, including former holders of Class B units of AAP who have converted such Class B units into AAP Class A units and a like number of Class B shares, or their permitted transferees. All of the Class C shares are owned by PAA.

Exchange Right

Each holder of AAP Class A units (other than us) has the right to exchange (the “Exchange Right”) all or a portion of their AAP Class A units for Class A shares at an exchange ratio of one Class A share for each AAP Class A unit exchanged. The Exchange Right may be exercised only if, simultaneously therewith, an equal number of our Class B shares and general partner units, if applicable, are transferred by the exercising party to us.

For purposes of any transfer or exchange of AAP Class A units, the AAP partnership agreement, our general partner’s limited liability company agreement and our partnership agreement contain provisions linking each such AAP Class A unit with one of our Class B shares and a general partner unit, if applicable. Our Class B shares and general partner units, if applicable, cannot be transferred without transferring an equal number of AAP Class A units and vice versa.

The above mechanisms are subject to customary conversion rate adjustments for equity splits, equity dividends and reclassifications.

Transfer of Class A Shares, Class B Shares and Class C Shares

By transfer of our Class A shares and Class B shares in accordance with our partnership agreement, each transferee of our Class A shares and Class B shares will be admitted as a shareholder with respect to the class of shares transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our Class A shares and Class B shares:

•represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;
•automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and
•gives the consents and approvals contained in our partnership agreement.

A transferee will become a substituted limited partner for the transferred shares automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a Class A share or Class B share as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Class A shares and Class B shares are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred shares.

Until a Class A share or Class B share has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

For purposes of any transfer or exchange of AAP Class A units and our Class B shares, the AAP partnership agreement, our general partner’s limited liability company agreement and our partnership agreement contain provisions linking each AAP Class A unit with one of our Class B shares and a general partner unit, if applicable. Please read “—Exchange Right” above.

Pursuant to the Omnibus Agreement, PAA may not transfer the Class C shares without our prior consent.

OUR CASH DISTRIBUTION POLICY

Our Cash Distribution Policy

Our partnership agreement requires that, within 55 days after the end of each quarter, we distribute all of our available cash to Class A shareholders of record on the applicable record date.

Available cash generally means, for any quarter ending prior to liquidation, all cash and cash equivalents on hand on the date of determination of available cash for the distribution in respect of such quarter (including expected distributions from AAP in respect of such quarter), less the amount of cash reserves established by our general partner to:

•comply with applicable law or any agreement binding upon us or our subsidiaries (exclusive of PAA and its subsidiaries);
•provide funds for future distributions to shareholders;
•provide for future capital expenditures, debt service and other credit needs as well as any federal, state, provincial or other income tax that may affect the Partnership in the future;
•provide for our general, administrative or other expenses; or
•provide for the proper conduct of our business.

Our Sources of Available Cash

Our principal sources of cash flow are derived from our indirect investment in PAA through our ownership of limited partner interests in AAP, which owns common units of PAA. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of PAA to make distributions to AAP in respect of the common units AAP owns. The actual amount of cash that PAA, and correspondingly AAP, will have available for distribution will primarily depend on the amount of cash PAA generates from its operations. Also, under the terms of the agreements governing PAA’s debt, PAA is prohibited from declaring or paying any distribution to unitholders if a default or event of default (as defined in such agreements) exists.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors and, thereafter, holders of our Class A shares would be entitled to share ratably in the distribution of any remaining proceeds.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of certain material provisions of our partnership agreement.

Purpose

Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us, our affiliates and our subsidiaries to engage in activities other than the indirect ownership of partnership interests in PAA, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interest of us or our shareholders. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business, including, but not limited to, the following:

•the making of expenditures and the incurrence of debt and other obligations;
•the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;
•the negotiation, execution and performance of contracts;
•the distribution of our cash;
•the purchase, sale or other acquisition or disposition of our partnership securities or the issuance of partnership securities or options or other rights relating thereto; and
•any action in connection with our participation and management of PAA.

Capital Contributions

Our shareholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among shareholders or of shareholders to us, or the rights or powers of, or restrictions on, the shareholders or us);
•brought in a derivative manner on our behalf;
•asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner to us or the shareholders;
•asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”); or
•asserting a claim governed by the internal affairs doctrine,

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a Class A share, a shareholder is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings. The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Limited Liability
Assuming that a shareholder does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his shares plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the shareholders as a group:

•to remove or replace our general partner,
•to approve some amendments to our partnership agreement, or
•to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our shareholders could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the shareholder is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a shareholder were to lose limited liability through any fault of our general partner. Although this does not mean that a shareholder could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partner (or in our case, a shareholder) have not been clearly established in many jurisdictions. Although we currently have no operations distinct from PAA, if in the future, by our ownership in an operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the shareholders as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the shareholder could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the shareholders.
Limited Voting Rights
Our general partner manages us and our operations. Our shareholders will have only limited voting rights on matters affecting our business. Our shareholders will not have the right to elect our general partner or, except as described below under “—Public Election of Directors,” its directors on an annual or other continuing basis.

Our Class C shares are only entitled to vote on the election of directors and on certain amendments to our partnership agreement that would enlarge the obligations of holders of Class C shares thereunder or that would have a material adverse effect on the rights or preferences of the Class C shares relative our other classes of limited partner interests. On such matters, PAA votes the Class C shares on behalf of, and as instructed by, the PAA common and Series A preferred unitholders. Because of the limited voting rights of our Class C shares, except as otherwise indicated, references in this section to requisite shareholder approvals and “outstanding shares” refer to requisite approvals by holders of Class A shares and Class B shares and outstanding Class A shares and Class B shares, respectively, in each case voting together as a single class.

The following is a summary of the shareholder vote required for the matters specified below. On all matters where our shareholders are entitled to vote (other than the election of directors of our general partner as described below under “—Public Election of Directors”), the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The holders of a majority of the outstanding shares, represented in person or by proxy, will constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum will be the greater percentage. In voting any shares it owns, our general partner will have no fiduciary duty or obligation whatsoever to us or the shareholders, including any duty to act in good faith or in the best interests of us or the shareholders.

Issuance of additional shares (or other partnership securities)	No approval right.

Amendment of our partnership agreement	Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Certain amendments may be made by our general partner without the approval of our shareholders. Other amendments generally require the approval of a majority of our outstanding shares (including under certain circumstances, our Class C shares). Please read “—Amendments to Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding shares in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution	A majority of our outstanding shares. Please read “—Termination or Dissolution.”

Reconstitution upon dissolution	A majority of our outstanding shares. Please read “—Termination or Dissolution.”

Withdrawal of our general partner	No approval right. Please read “—Withdrawal or Removal of the General Partner.”

Removal of our general partner	Not less than 66 2/3% of our outstanding shares, including shares held by our general partner, the Legacy Owners and their respective affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	No approval right.

Issuance of Additional Securities
Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our shareholders.

Holders of any additional shares we issue will be entitled to share equally with the then-existing shareholders in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of shares in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the Class A shares, Class B shares and Class C Shares are not entitled.

Amendments to Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interests of us or our shareholders. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding shares.

Prohibited Amendments
No amendment may be made that would:

(1)enlarge the obligations of any shareholder without its consent (including the Class C shareholder), unless approved by at least a majority of the type or class of shareholder interests so affected; or

(2)enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding shares.

No Shareholder Approval
Our general partner may generally make amendments to our partnership agreement without the approval of any shareholder or assignee to reflect:

(1)any change in our name, the location of our principal place of business, our registered agent or its registered office;
(2)the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;
(3) a change that our general partner determines to be necessary or appropriate to qualify or continue the qualification of our partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state;
(4) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;
(5) an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;
(6) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
(7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;
(8) an amendment that our general partner determines to be necessary or appropriate for the formation by us, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;
(9) a change in our fiscal year or taxable year and related changes;

(10) a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, provided that the sole purpose of such merger is to effect a legal change into a different form of limited liability entity;
(11) an amendment effected, necessitated or contemplated by an amendment to PAA’s partnership agreement that requires PAA unitholders to provide a statement, certificate or other proof of evidence to PAA regarding whether such unitholder is subject to United States federal income tax on the income generated by PAA; or
(12) any other amendments substantially similar to any of the matters described in (1) through (11) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any shareholder or assignee if those amendments, in the discretion of our general partner:
(1) do not adversely affect our shareholders (or any particular class of holders of partnership interests, including our Class C shares) in any material respect;
(2) are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
(3) are necessary or appropriate to facilitate the trading of our shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our shares are or will be listed for trading;
(4) are necessary or appropriate for any action taken by our general partner relating to splits or combinations of shares under the provisions of our partnership agreement; or
(5) are required to effect the intent of the provisions of our partnership agreement or as are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Shareholder Approval
Any amendment described as requiring shareholder approval will require an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our shareholders. Our general partner will not be required to obtain such an opinion of counsel for any of the amendments described above under “—No Shareholder Approval.” In the absence of such an opinion where required, the approval of 90% of the outstanding shares is required for an amendment to become effective.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding shares in relation to other classes of shares will require the approval of at least a majority of the type or class of shares so affected. Also, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of shareholders whose aggregate outstanding shares constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets
Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding shares, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

A merger, consolidation or conversion of us requires the prior consent of our general partner. In addition, our partnership agreement provides that, to the maximum extent permitted by law, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion of us and may decline to do so free of any fiduciary duty or obligation whatsoever to us, or any of our shareholders. Further, in declining to consent to a merger, consolidation or conversion, our general partner will not be required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any other agreement, under the Delaware Act or any other law, rule or regulation or at equity.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our shareholders are not entitled to dissenters’ rights or appraisal rights (and, therefore, will not be entitled to demand payment of a fair price for their shares) under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination or Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by a majority of our outstanding shares;
(2) there being no holders of partnership interests, unless we are continued without dissolution in accordance with applicable Delaware law;
(3) the entry of a decree of judicial dissolution of us; or
(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

Upon a dissolution under clause (4) above, the holders of a majority of our outstanding shares may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding shares, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all of the powers of our general partner that the liquidator deems necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•first, towards the payment of all of our creditors and the settlement of or creation of a reserve for contingent liabilities; and

•then, to all partners in accordance with the positive balance in the respective capital accounts.

If the liquidator determines that a sale would be impractical or would cause a loss to our partners, it may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days’ written notice to our shareholders, and that withdrawal will not constitute a violation of our partnership agreement.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding shares may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding shares agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination or Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding shares, including shares held by our general partner, the Legacy Owners and their respective affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding shares. The ownership of more than 33 1/3% of our outstanding shares by any person or group would give such persons the practical ability to prevent our general partner’s removal.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Change of Management Provision
Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner, the Legacy Owners and their permitted transferees or their respective affiliates acquires beneficial ownership of 20% or more of any class of our shares, that person or group loses voting rights on all of its shares other than with regard to the nomination of persons to serve as members of our general partner’s board of directors; provided, however that such holders shall be entitled to vote in an election for the directors of our general partner an amount of their shares constituting up to 19.9% of our outstanding Class A, Class B and Class C shares. This loss of voting rights does not apply to (i) any person or group that acquires the shares directly from us, our general partner, any of the Legacy Owners, any Qualifying Interest Holder (as defined in our partnership agreement) or their respective affiliates, (ii) any transferees that acquired the shares from a person or group described in clause (i), or (iii) any person or group that acquires 20% of any class of shares with the prior approval of the board of directors of our general partner.

Limited Call Right
If at any time more than 80% of our outstanding Class A shares and Class B shares on a combined basis (including Class A shares issuable upon the exchange of Class B shares and including any other additional limited partner interests we may issue in the future) are owned by our general partner, the Legacy Owners (or their permitted transferees) or their respective affiliates, our general partner will have the right (which it may assign to us or any other designee), but not the obligation, to acquire all, but not less than all, of the remaining Class A shares held by public shareholders at a price equal to the greater of (x) the current market price of such shares as of the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner, the Legacy Owners or their respective affiliates for such shares during the 90 day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a shareholder of the exercise of this call right are the same as a sale by that shareholder of his shares in the market.

Public Election of Directors

Subject to limited exceptions, PAGP GP’s Fourth Amended and Restated Limited Liability Company Agreement (as amended, the “PAGP GP LLC Agreement”) provides that the Board will consist of up to 13 members, including the CEO. In addition, if PAA fails to make three distributions on its Series A preferred units (whether or not consecutive), the holders of PAA’s Series A preferred units will have the right to appoint a new member of the Board to serve until such time as all accrued and unpaid distributions on such Series A preferred units have been paid in full.

The Board is divided into three staggered classes. At each annual meeting, only the directors of the class whose term is expiring will be up for election and, upon election, the elected directors in that class will serve for a term of three years, subject to a director's earlier resignation, death or removal. If a director is elected to the board of directors of our general partner to fill a vacancy, that director will have the same remaining term as his or her predecessor.

We hold annual shareholder meetings for the purpose of electing directors. Voting at any such shareholder meetings will be non-cumulative. The presence in person or by proxy of the holders of a majority of our outstanding Class A shares, Class B shares and Class C shares, voting together as a single class, will constitute a quorum; provided that 19.9% of the outstanding Class A shares, Class B shares and Class C shares beneficially owned by a greater than 20% owner will be counted for purposes of determining a quorum for the election of our general partner’s board of directors. Directors will be elected by a plurality of the votes cast.

The individuals to stand for election as elected directors will be nominated by a majority of the directors of our general partner’s board of directors, except that any director whose term is about to expire will not be eligible to vote on such nomination. In addition, any shareholder or common unitholder of PAA (other than AAP) that owns of record at least 10% of the combined Class A shares, Class B shares and Class C shares, or, in the case of a PAA common unitholder (other than AAP), a number of common units of PAA representing a number of Class C shares equal to at least 10% of the combined Class A shares, Class B shares and Class C shares, will have the right to nominate a single director for inclusion on the ballot at the applicable shareholder meeting. In order for a shareholder to make such nomination, it must provide notice of the nomination to our general partner not earlier than 120 days or later than 90 days prior to the anniversary of the preceding year’s annual meeting and comply with certain other requirements set forth in our partnership agreement.

In addition to the provisions described above and in our partnership agreement, a shareholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder; provided, however, that any references in our partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to our partnership agreement, and compliance with our partnership agreement is the exclusive means for a shareholder to make nominations.

An elected director may be removed only for cause by vote of a majority of other elected directors. Any vacancies in elected directors (whether due to death, resignation or removal of an elected director or an increase in the total number of elected directors) may be filled, until the next annual meeting at which the term of such class expires, by a majority of the remaining directors then in office.

Status as Limited Partner

By transfer of shares in accordance with our partnership agreement, each transferee of shares shall be admitted as a limited partner with respect to the shares transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability” above, the shares will be fully paid, and shareholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any shareholder, we may redeem the shares held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each shareholder or assignee to furnish information about his nationality, citizenship or related status. If a shareholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the shareholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his shares and may not receive distributions in kind upon our liquidation.